DTE Energy Company
One Energy Plaza, Detroit, MI 48226-1279
May 27, 2010
VIA ELECTRONIC TRANSMISSION (EDGAR)
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DTE Energy Company Form 10-K for the year ended December 31, 2009 Filed February 23, 2010 Definitive Proxy Statement on Schedule 14A Filed March 29, 2010 File No. 1-11607
Dear Mr. Owings:
     This will confirm our conversation with Christopher Chase, Attorney-Advisor, on May 26, 2010 regarding the response of DTE Energy Company (the “Company”) to the comments of the staff of the Securities and Exchange Commission contained in its letter to the Company dated May 25, 2010. As discussed with Mr. Chase, the Company will submit its response no later than June 25, 2010.
     We appreciate your assistance with this matter. Please direct any questions or concerns you may have in this regard to the undersigned at (313) 235-7134.

Very truly yours,
/s/ Peter B. Oleksiak
Peter B. Oleksiak
Vice President and Controller and Chief Accounting Officer